 Exhibit 99.1

Central Puerto S.A.

Consolidated financial statements for the nine-month periods ended September 30, 2020 and 2019, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 29 BEGINNING JANUARY 1, 2020

CONSOLIDATED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020

CUIT (Argentine taxpayer identification number): 33-65030549-9.

Date of registration with the Public Registry of Commerce:

–
Of the articles of incorporation: March 13, 1992.

–
Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

Class of shares	Subscribed, paid-in, issued and registered

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
for the nine-month period ended September 30, 2020

		9 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2020 to 09-30-2020	01-01-2019 to 09-30-2019	07-01-2020 to 09-30-2020	07-01-2019 to 09-30-2019
		ARS 000	ARS 000	ARS 000	ARS 000

Revenues	4	25,893,833	30,054,186	9,079,350	10,616,109
Cost of sales	Exhibit F	(11,022,882)	(15,585,851)	(3,616,864)	(4,365,368)
Gross income		14,870,951	14,468,335	5,462,486	6,250,741

Administrative and selling expenses		(1,899,598)	(2,195,597)	(600,114)	(808,125)
Other operating income	5.1	9,266,553	20,177,800	1,616,849	14,118,627
Other operating expenses	5.2	(371,681)	(475,607)	4,589	(366,187)
Impairment of property, plant and equipment	2.4	(1,347,549)	(841,138)	-	(841,138)
Operating income		20,518,676	31,133,793	6,483,810	18,353,918

Loss on net monetary position		844,630	(3,104,644)	322,257	954,204
Finance income	5.3	2,576,132	2,697,255	926,967	1,199,022
Finance expenses	5.4	(14,643,833)	(16,654,133)	(4,421,898)	(13,268,808)
Share of the profit of associates		66,985	1,117,820	101,412	587,592
Income before income tax		9,362,590	15,190,091	3,412,548	7,825,928

Income tax for the period	6	(3,633,877)	(6,225,336)	(1,125,641)	(3,009,103)
Net income for the period		5,728,713	8,964,755	2,286,907	4,816,825
Total comprehensive income for the period		5,728,713	8,964,755	2,286,907	4,816,825

Attributable to:
–Equity holders of the parent		5,692,554	9,593,777	2,272,094	5,692,664
–Non-controlling interests		36,159	(629,022)	14,813	(875,840)
		5,728,713	8,964,755	2,286,907	4,816,824

–Basic and diluted earnings per share (ARS)		3.78	6.37	1.51	3.78

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at September 30, 2020

		09-30-2020	12-31-2019
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment	Exhibit A	73,514,001	69,333,791
Intangible assets	Exhibit B	7,119,272	8,644,335
Investment in associates		4,158,921	4,219,664
Trade and other receivables	7.1	27,494,994	29,654,003
Other non-financial assets	8.1	543,687	842,797
Inventories		173,944	176,303
		113,004,819	112,870,893
Current assets
Inventories		1,032,771	804,164
Other non-financial assets	8.1	1,016,696	1,230,528
Trade and other receivables	7.1	17,061,669	19,127,137
Other financial assets	7.4	11,564,133	9,414,692
Cash and cash equivalents		348,541	1,826,834
		31,023,810	32,403,355
Total assets		144,028,629	145,274,248

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		22,859,107	22,859,107
Legal reserve		3,447,539	2,908,929
Voluntary reserve		43,547,209	32,420,004
Other equity accounts		(1,766,101)	-
Retained earnings		5,692,554	11,665,815
Equity attributable to holders of the parent		75,294,330	71,367,877
Non-controlling interests		90,570	966,959
Total equity		75,384,900	72,334,836

Non-current liabilities
Other non-financial liabilities	8.2	4,945,542	5,325,274
Other loans and borrowings	7.3	29,816,134	37,527,123
Compensation and employee benefits liabilities	8.3	306,002	280,383
Provisions		32,297	11,432
Deferred income tax liabilities	6	8,111,410	7,716,635
		43,211,385	50,860,847
Current liabilities
Trade and other payables	7.2	2,321,298	7,214,353
Other non-financial liabilities	8.2	2,295,814	2,120,916
Other loans and borrowings	7.3	18,256,814	9,814,772
Compensation and employee benefits liabilities	8.3	738,720	854,443
Income tax payable		1,783,951	2,040,505
Provisions		35,747	33,576
		25,432,344	22,078,565
Total liabilities		68,643,729	72,939,412
Total equity and liabilities		144,028,629	145,274,248

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine-month period ended September 30, 2020

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2020	1,514,022	22,859,107	2,908,929	32,420,004	-	11,665,815	71,367,877	966,959	72,334,836

Net income for the period	-	-	-	-	-	5,692,554	5,692,554	36,159	5,728,713
Total comprehensive income for the period	-	-	-	-	-	5,692,554	5,692,554	36,159	5,728,713

Increase in legal reserve	-	-	538,610	-	-	(538,610)	-	-	-
Increase in voluntary reserve	-	-	-	11,127,205	-	(11,127,205)	-	-	-
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	(57,450)	(57,450)
Transaction with non-controlling interest (Note 10)	-	-	-	-	(1,766,101)	-	(1,766,101)	(856,494)	(2,622,595)
Share-based payments	-	-	-	-	-	-	-	1,396	1,396
As of September 30, 2020	1,514,022	22,859,107	3,447,539	43,547,209	(1,766,101)	5,692,554	75,294,330	90,570	75,384,900

(1)
A subsidiary holds 8,851,848 common shares.
(2)
Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 28, 2020.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine-month period ended September 30, 2019

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2019	1,514,022	22,859,107	721,239	8,289,092	27,682,366	61,065,826	879,792	61,945,618

Net income for the period	-	-	-	-	9,593,777	9,593,777	(629,022)	8,964,755
Total comprehensive income for the period	-	-	-	-	9,593,777	9,593,777	(629,022)	8,964,755

Increase in legal reserve	-	-	2,187,690	-	(2,187,690)	-	-	-
Increase in voluntary reserve	-	-	-	25,494,676	(25,494,676)	-	-	-
Contributions from non-controlling interests	-	-	-	-	-	-	237,131	237,131
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	(28,408)	(28,408)
Share-based payments	-	-	-	-	-	-	27,675	27,675
As of September 30, 2019	1,514,022	22,859,107	2,908,929	33,783,768	9,593,777	70,659,603	487,168	71,146,771

(1)
A subsidiary holds 8,851,848 common shares.
(2)
Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 23, 2019.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine-month period ended September 30, 2020

	09-30-2020	09-30-2019
	Unaudited
	ARS 000	ARS 000

Operating activities
Income for the period before income tax	9,362,590	15,190,091

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	2,256,253	1,784,006
Amortization of intangible assets	1,572,430	510,907
Impairment of property, plant and equipment	1,347,549	841,138
Discount of accounts receivables and payables, net	21,538	311,684
Interest earned from customers	(2,183,270)	(7,502,691)
Trade and tax interests lost	334,112	-
Finance income	(2,576,132)	(2,697,255)
Finance expenses	14,643,833	16,654,133
Share of the profit of associates	(66,985)	(1,117,820)
Share-based payments	1,396	27,675
Movements in provisions and long-term employee benefit plan expense	97,249	180,798
Foreign exchange difference for trade receivables	(7,061,912)	(12,672,068)
Loss on net monetary position	(7,556,879)	(10,957,469)

Working capital adjustments:
Decrease in trade and other receivables	9,825,518	15,727,838
Decrease (Increase) in other non-financial assets and inventories	265,156	(342,280)
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(6,329,653)	(302,963)
	13,952,793	15,635,724
Interest received from customers	2,018,925	5,256,613
Income tax paid	(3,123,749)	(10,881,862)
Net cash flows provided by operating activities	12,847,969	10,010,475

Investing activities
Purchase of property, plant and equipment	(8,473,728)	(13,652,723)
Acquisition of Thermal Station Brigadier López	-	(10,353,531)
Dividends received	126,639	494,380
Sale of available-for-sale financial assets, net	(4,112,124)	(2,354,121)
Net cash flows used in investing activities	(12,459,213)	(25,865,995)

Financing activities
Bank and investment accounts overdrafts received (paid), net	(2,182,831)	489,638
Long-term loans received	3,711,589	19,207,144
Long-term loans paid	(1,240,342)	(798,376)
Interest and other financial costs paid	(2,169,333)	(2,692,318)
Contributions from non-controlling interests	-	237,131
Dividends paid	(57,450)	(28,408)
Net cash flows (used in) provided by financing activities	(1,938,367)	16,414,811

(Decrease) Increase in cash and cash equivalents	(1,549,611)	559,291
Exchange difference and other financial results	247,764	746,099
Monetary results effect on cash and cash equivalents	(176,446)	444,826
Cash and cash equivalents as of January 1	1,826,834	432,578
Cash and cash equivalents as of September 30	348,541	2,182,794

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the nine-month period ended September 30, 2020

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, “we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

–
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

–
Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 595 MW and a steam generating capacity of 125 tons per hour.

–
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

–
The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

–
The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280,5 MW (open-cycle operation).

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group.

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad. Moreover, on July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The issuance of Group’s condensed consolidated financial statements of the nine-month period ended September 30, 2020 was approved by the Company’s Board of Directors on November 11, 2020.

1.1.
Amendments to Wholesale Electricity Market (“WEM”) regulations Resolution No. 31/2020 of the Secretariat of Energy

On February 27, 2020, the Secretariat of Energy published in the Official Gazette Resolution No. 31 (“Resolution 31”) which sets forth the criteria to calculate the economic transactions of energy and power that the generating parties commercialize in the spot market, which is in force as from February 1, 2020.

This new regulation, contrary to Resolution 1, establishes all prices for the remuneration of energy and power in Argentine pesos, and it sets forth that the prices shall be adjusted on a monthly basis with a formula based on the evolution of Consumer Price Index (IPC) and the Domestic Wholesale Price Index (IPIM). New power prices are generally reduced in relation to the current prices as at January 2020, and the energy prices remain equivalent, expressed in Argentine pesos instead of US dollars. Finally, this regulation introduces a new remuneration component which applies to the energy generated during the first 50 hours of maximum thermal requirement of the month (MTR, which is determined by the sum of the hours of all the thermal generation of the system), it determines different remuneration prices based on the season of the year and the energy delivered during the first and second 25 hours of MTR.

Prices established by Resolution 31 are listed below:

Energy sale:

–
The price of the energy generated by thermal power stations with natural gas is 240 $/MWh and with liquid fuel is 420 $/MWh. For hydraulic plants, the price is 210 $/MWh.

–
The price of energy operated by thermal power stations is 84 $/MWh for the energy generate from any type of fuel, and the same applies for hydraulic plants.

–
The price of energy generated from non-conventional energy sources (renewable energies) is 1680 $/MWh.

–
The remuneration price in MTR hours for thermal power stations is 37500 $/MWh - month, and in hydraulic power stations with power lower than 300 MW is 32500 $/MWh - month and in hydraulic power stations with power higher than 300 MW, it is 27500 $/MWh - month. The prices aforementioned shall apply to the energy generated during the first 25 hours of MTR (HMRT-1) and to the next 25 hours of MTR (HMRT-2) multiplied by the FRPHMRT factor, as indicated in the following table:

Hours of maximum thermal	FRPHMRT
requirement	Summer	Autumn	Winter	Spring

HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	0.0	0.6	0.0

Power sale:

–
DIGO prices for thermal generators will be 360000 $/MW - month for the six months of highest seasonal demand of electric energy (December, January, February, June, July and August) and 270000 $/MWh - month for the remaining six months of the year (March, April, May, September, October and November).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

–
The Power Base Price for hydraulic generators is:

Hidro scale	PowerBasePrice [$/MW-month]

Power > 300 MW	99,000
Power > 120 MW and <= 300 MW	132,000
Power > 50 MW and <= 120 MW	181,500

Even though Resolution 31 implies a reduction in the energy sale income in the spot market, there are no doubts regarding the ability of the Company to continue as a going concern. Supply agreements entered into by the Group with CAMMESA up to date and the collection of CVO credits in US dollars shall remain unaffected by the dispositions of Resolution 31.

On April 8, 2020, the Company learned that the Secretariat of Energy instructed CAMMESA to postpone until further notice the application of the price update mechanism described in the second paragraph of this note. Accordingly, CAMMESA did not apply the price update mechanism to the energy and power sold since March 2020. The Company is evaluating the effects that the non-application of such mechanism would have, as well as the steps to be followed in this regard.

1.2.
Investment in TSM and TMB

The Group has an interest in TSM and TMB, which are engaged in managing the purchase of equipment, and building, operating and maintaining the power plants. TSM and TMB are private, unlisted companies.

After termination of the supply agreements with TSM and TMB dated February 2, 2020 and January 7, 2020, respectively, trust agreements also terminated. As from those dates, a 90-day period commenced in which TSM and TMB and their shareholders had to perform all the company acts necessary to allow the Argentine Government to receive the corresponding shares in the capital of TSM and TMB that their contributions give them rights to.

On January 3, 2020, i.e. before the aforementioned 90-day period commenced, the Argentine Government (through the Ministry of Productive Development) served notice to the Company (together with TSM, TMB and their other shareholders and BICE, among others) stating that, according to the Final Agreement for the Re- adaptation of WEM, TSM and TMB shall perform the necessary acts to incorporate the Argentine Government as shareholder of both companies, acknowledging the same equity interest rights: 65.006% in TMB and 68.826% in TSM. On January 9, 2020, the Company, together with the other generation shareholders of TSM and TMB, rejected such act understanding that the equity interest the Government claims does not correspond with the contributions made for the construction of power stations and that gave it right to claim such equity interest. On March 4, 2020, we were notified on two notes sent by the Minister of Productive Development whereby he answered the one sent by the Company on January 9, 2020 - mentioned above -, ratifying the terms of the note notified to the Company on January 3, 2020. At the issue date of these financial statements, the Company is evaluating future steps. Moreover, on May 4 and 8, 2020, the Company attended the Special Shareholders’ Meetings of TMB and TSM, respectively, in which it allowed for the admission of the Argentine government as shareholder of TSM and TMB in accordance with the shareholding interest claimed by the Argentine government so as to comply with the condition precedent imposed for the admission of the Argentine government and in order to allow the respective trusts to transfer the trusted property (corresponding to the generation power stations) to the companies TSM and TMB (beneficiaries of the trusts agreements). However, in both cases, the corresponding reservation of rights to continue the already commenced complaints abovementioned was made. At the date of issuance of these financial statements, the Argentine Government has not subscribed the TSM and TMB shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

On the other hand, the Company, together with the other shareholders of TSM and TMB (as guarantor within the framework and the limits stated by the Final Agreement for the Re-adaptation of WEM, Note SE no. 1368/05 and trust agreements), BICE, TSM, TMB and SE signed: a) on January 7, 2020 an amendment addenda of the Operation and Maintenance (“OMA”) of Thermal Manuel Belgrano and b) on January 9, 2020 an amendment addenda of the Operation and Maintenance Agreement (“OMA”) of Thermal San Martín, for which the validity of TMB and TSM OMA was extended until the effective transference of the trust’s liquidation equity.

2.
Basis of preparation of the consolidated financial statements

2.1.
Applied professional accounting standards

The Company prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under section 1 of such section of the Regulations, companies issuing negotiable instruments must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

2.2.
Basis of presentation and consolidation

These condensed consolidated financial statements for the nine-month period ended September 30, 2020 were prepared applying the financial information framework prescribed by CNV as mentioned in note 2.1.

In preparing these condensed consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2019.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2019 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2019.

The Group’s condensed consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1.
Measuring unit

The condensed consolidated financial statements as at September 30, 2020, including the figures for the previous period were restated to consider the changes in the general purchasing power of the functional currency of the Group (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The effects caused by the application of IAS 29 are detailed in Note 2.2.2 to the issued consolidated financial statements for the year ended December 31, 2019.

The inflation was 22.29%% and 37.70% in the nine-month periods ended September 30, 2020 and 2019, respectively.

2.3.
Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2020, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Amendments to IFRS 3: Definition of a business

In October 2018, IASB issued amendments to the definition of a business through IFRS 3 “Business combinations” to make it easier for companies to decide whether activities and assets they acquire are a business or not. The standard clarifies the minimum requirements for the existence of a business, removes the test on whether market participants can replace the missing elements; it adds a guide to help companies evaluate if an acquired process is significant; it reduces the definitions of a business and results, and it introduces an optional concentration test of reasonable value. New examples were provided together with the amendments.

Since amendments are applied prospectively to the transactions or other events that occur on the date of the first application or later, the Group has not been affected by these amendments on the transition date.

Amendments to IAS 1 and to IAS 8: Definition of material

In October 2018, IASB issued amendments to IAS 1 “Presentation of Financial Statements” and to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of “material” through the standards and to clarify certain aspects of the definition. The new definition establishes that: “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendment to the definition of material has not had a significant impact on the consolidated financial statements of the Group.

2.4.
Property, plant and equipment impairment

At every period closing date, the Group evaluates if there is any triggering event of an individual component or group of property, plant and equipment that may have their value impaired. Should such event exist, the impairment test for an asset is then required, and the Group estimates the recoverable amount of such asset. The recoverable amount of an asset is the highest amount between the fair value less costs of sale of such asset and its value in use. Such recoverable amount is determined for an individual asset, unless the individual asset does not generate cash flows substantially independent from the other assets or group of assets; in such case, the cash flows of the group of assets forming the cash-generation unit to which they belong are considered. When the book value of an individual asset or a cash-generation unit exceeds its recoverable amount, the individual asset, or in its case the cash-generation unit, is considered as impaired and its value is reduced to its recoverable amount.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The Group has identified as triggering events of potential impairment of the gas turbines held by the Company the lack of certainty regarding new projects that would allow the use of the acquired turbines, which was also affected by the COVID-19 pandemic described in note 14.

Consequently, the Group has revised the recoverability of its turbines, included in the sub-item of property, plant and equipment under the same name, as at September 30, 2020, as individual assets, and has estimated that the book value of the generation groups Siemens, which are storaged in the supplier´s facilities, and the generation group General Electric, which is storaged in Central Nuevo Puerto facilities, exceed its recoverable value by 1,347,549. To determine the recoverable amount of such generation groups, the Group has estimated the fair value less costs of sale, basing its estimate on a purchase offer received under the framework of negotiations for the potential sale of the generation groups Siemens, since such offer represents the fair value of the turbines at period-end. The charge for the impairment of the above-mentioned turbines was recorded in the item “Property, plant and equipment impairment” of the consolidated income statement for the nine-month period ended September 30, 2020. After recognizing the impairment, the book value of the above-mentioned Siemens and General Electric generation groups amounts to 2,107,235 and 944,660, respectively.

3.
Operating segments

The following provides summarized information about the net income from continuing operations of the operating segments for the nine-month periods ended September 30, 2020 and 2019:

2020	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	20,513,900	4,600,089	21,778,383	1,182,323	(22,180,862)	25,893,833
Cost of sales	(9,355,897)	(1,179,328)	(18,018,884)	(939,897)	18,471,124	(11,022,882)
Administrative and selling expenses	(1,659,043)	(240,555)	(4,109,227)	-	4,109,227	(1,899,598)
Other operating income	9,051,686	223,596	510,916	(8,729)	(510,916)	9,266,553
Other operating expenses	(291,707)	(79,224)	(216,114)	(750)	216,114	(371,681)
Impairment of property, plant and equipment	(1,347,549)	-	-	-	-	(1,347,549)
Operating income	16,911,390	3,324,578	(54,926)	232,947	104,687	20,518,676

Other (expenses) income	(11,280,401)	(3,471,980)	(208,260)	(18,552)	189,230	(14,789,963)
Net income (loss) for the segment	5,630,989	(147,402)	(263,186)	214,395	293,917	5,728,713
Share in the net income (loss) for the segment	5,630,989	(147,402)	97,470	147,656	-	5,728,713

2019	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	26,837,537	2,497,012	29,870,098	1,476,486	(30,626,947)	30,054,186
Cost of sales	(14,433,134)	(617,209)	(22,687,320)	(967,336)	23,119,148	(15,585,851)
Administrative and selling expenses	(1,969,587)	(226,010)	(3,382,079)	-	3,382,079	(2,195,597)
Other operating income	19,997,437	159,942	944,391	20,421	(944,391)	20,177,800
Other operating expenses	46,484	(518,884)	(56,364)	(3,206)	56,363	(475,607)
Operating income	(841,138)	-	-	-	-	(841,138)
Impairment of property, plant and equipment	29,637,599	1,294,851	4,688,726	526,365	(5,013,748)	31,133,793

Other (expenses) income	(18,958,028)	(4,311,242)	(1,917,580)	(87,927)	3,105,739	(22,169,038)
Net income (loss) for the segment	10,679,571	(3,016,391)	2,771,146	438,438	(1,908,009)	8,964,755
Share in the net income (loss) for the segment	10,679,571	(3,016,391)	1,060,014	241,561	-	8,964,755

(1)
Includes information from associates.
(2)
Includes income (expenses) related to resale of gas transport and distribution capacity.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

4.
Revenues

	9 months		3 months
	01-01-2020 to 09-30-2020	01-01-2019 to 09-30-2019	07-01-2020 to 09-30-2020	07-01-2019 to 09-30-2019
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues from Resolution 1, Resolution 31, Resolution 19, SGE Resolution 70/2018 and amendments	12,124,253	23,900,385	4,116,327	6,812,311
Sales under contracts	12,249,651	5,172,538	4,349,330	3,462,934
Steam sales	740,085	261,626	330,455	97,633
Resale of gas transport and distribution capacity	261,661	264,093	107,906	85,590
Revenues from CVO thermal plant management	518,183	455,544	175,332	157,641
	25,893,833	30,054,186	9,079,350	10,616,109

5.
Other income and expenses

5.1.
Other operating income

	9 months		3 months
	01-01-2020 to 09-30-2020	01-01-2019 to 09-30-2019	07-01-2020 to 09-30-2020	07-01-2019 to 09-30-2019
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned from customers	2,183,270(1)	7,502,691(1)	622,044(3)	5,641,714(3)
Foreign exchange difference, net	7,061,912(2)	12,672,068(2)	979,415(4)	8,474,705(4)
Insurance recovery	-	303	-	303
Others	21,371	2,738	15,390	1,905
	9,266,553	20,177,800	1,616,849	14,118,627

(1)
Includes 542 and 26,008 related to receivables under FONINVEMEM I and II Agreements for the nine-month periods ended September 30, 2020 and 2019, respectively. It also includes 1,114,109 and 2,151,912 related to CVO receivables for the nine-month periods ended September 30, 2020 and 2019, respectively.
(2)
Includes 18,259 y 508,232 related to receivables under FONINVEMEM I and II Agreements for the nine-month periods ended September 30, 2020 and 2019, respectively. It also includes 6,614,274 and 12,142,128 related to CVO receivables for the nine-month periods ended September 30, 2020 and 2019, respectively.
(3)
Includes 4,881 related to receivables under FONINVEMEM I and II Agreements for the three-month period ended September 30, 2019, respectively. It also includes 327,585 and 1,059,011 related to CVO receivables for the three-month periods ended September 30, 2020 and 2019, respectively.
(4)
Includes 201,804 related to receivables under FONINVEMEM I and II Agreements for the three-month period ended September 30, 2019, respectively. It also includes 1,084,582 and 8,060,271 related to CVO receivables for the three-month periods ended September 30, 2020 and 2019, respectively.

5.2.
Other operating expenses

	9 months		3 months
	01-01-2020 to 09-30-2020	01-01-2019 to 09-30-2019	07-01-2020 to 09-30-2020	07-01-2019 to 09-30-2019
	ARS 000	ARS 000	ARS 000	ARS 000

(Charge) Recovery related to discount of tax credits	(21,538)	(311,684)	20,468	(311,684)
Charge related to the provision for lawsuits and claims	(8,184)	(134,219)	(8,340)	(47,907)
Charge related to the allowance for doubtful accounts	(7,847)	(7,968)	(4,239)	(6,341)
Interests	(334,112)	-	(16,236)	-
Others	-	(21,736)	12,936	(255)
	(371,681)	(475,607)	4,589	(366,187)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

5.3.
Finance income

	9 months		3 months
	01-01-2020 to 09-30-2020	01-01-2019 to 09-30-2019	07-01-2020 to 09-30-2020	07-01-2019 to 09-30-2019
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned	92,786	48,455	11,694	967
Net income on financial assets at fair value through profit or loss (1)	1,879,039	852,388	583,933	81,076
Foreign exchange differences	604,307	1,796,412	331,340	1,116,979
	2,576,132	2,697,255	926,967	1,199,022

(1)  Net of 20,554 and 37,966 corresponding to turnover tax for the nine-month periods ended September 30, 2020 and 2019, respectively and net of 6,680 and 14,114 for the three-month periods ended September 30, 2020 and 2019, respectively.

5.4.
Finance expenses

	9 months		3 months
	01-01-2020 to 09-30-2020	01-01-2019 to 09-30-2019	07-01-2020 to 09-30-2020	07-01-2019 to 09-30-2019
	ARS 000	ARS 000	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(2,393,600)	(2,916,102)	(699,870)	(1,264,430)
Foreign exchange differences	(10,973,078)	(12,856,284)	(3,635,407)	(11,536,886)
Bank commissions for loans and others	(244,655)	(253,456)	(73,588)	(222,032)
Others	(1,032,500)	(628,291)	(13,033)	(245,460)
	(14,643,833)	(16,654,133)	(4,421,898)	(13,268,808)

6.
Income tax

The major components of income tax during the nine-month periods ended September 30, 2020 and 2019, are the following:

Consolidated statements of income and comprehensive income

	9 months		3 months
	01-01-2020 to 09-30-2020	01-01-2019 to 09-30-2019	07-01-2020 to 09-30-2020	07-01-2019 to 09-30-2019
	ARS 000	ARS 000	ARS 000	ARS 000

Current income tax

Income tax charge for the period	(3,335,020)	(6,166,042)	(999,892)	(2,307,075)
Adjustment related to current income tax for the prior period	95,918	34,118	-	-

Deferred income tax

Related to the net variation in temporary differences	(394,775)	(93,412)	(125,749)	(702,028)
Income tax	(3,633,877)	(6,225,336)	(1,125,641)	(3,009,103)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the nine-month periods ended September 30, 2020 and 2019, is as follows:

	9 months		3 months
	01-01-2020 to 09-30-2020	01-01-2019 to 09-30-2019	07-01-2020 to 09-30-2020	07-01-2019 to 09-30-2019
	ARS 000	ARS 000	ARS 000	ARS 000

Income before income tax	9,362,590	15,190,091	3,412,548	7,825,928

At statutory income tax rate of 30%	(2,808,777)	(4,557,026)	(1,023,764)	(2,347,778)
Share of the profit of associates	(2,282)	108,861	70	112,563
Effect related to statutory income tax rate change (1)	479,615	348,332	(113,317)	264,423
Effect related to the discount of income tax payable	208,269	(524,032)	(43,712)	(28,200)
Adjustment related to current income tax for the prior period	95,918	34,118	-	-
Loss on net monetary position	(1,725,903)	(1,423,614)	232,918	(798,161)
Others	119,283	(211,975)	(177,836)	(211,950)
Income tax for the period	(3,633,877)	(6,225,336)	(1,125,641)	(3,009,103)

(1)  Effect of applying the changes in the statutory income tax rate established by Law 27,430 and Law 27,541, as described in Note 20 to the issued consolidated financial statements of December 31, 2019, to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and comprehensive income
	09-30-2020	12-31-2019	09-30-2020	09-30-2019
	ARS 000	ARS 000	ARS 000	ARS 000

Provisions and others	(187,631)	55,921	(243,552)	54,424
Trade receivables	5,641	4,389	1,252	-
Other financial assets	(72,200)	(336,801)	264,601	200,446
Employee benefit liability	101,786	97,858	3,928	(10,941)
Receivables and other non-financial liabilities	-	-	-	2,204
Investments in associates	(958,712)	(936,495)	(22,217)	(194,419)
Property, plant and equipment - Material & spare parts - Intangible assets	(5,331,490)	(5,594,636)	263,146	(608,034)
Deferred tax income	(2,482,421)	(2,575,437)	93,016	485,709
Tax loss carry-forward	2,133,411	2,022,459	110,952	257,982
Tax inflation adjustment - Asset	261,035	549,253	(288,218)	549,491
Tax inflation adjustment - Liability	(1,580,829)	(1,003,146)	(577,683)	(830,274)
Deferred income tax expense			(394,775)	(93,412)
Deferred income tax liabilities, net	(8,111,410)	(7,716,635)

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	09-30-2020	12-31-2019
	ARS 000	ARS 000

Deferred income tax asset	2,591,615	2,729,880
Deferred income tax liability	(10,703,025)	(10,446,515)
Deferred income tax liability, net	(8,111,410)	(7,716,635)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.
Financial assets and liabilities

7.1.         Trade and other receivables

	09-30-2020	12-31-2019
	ARS 000	ARS 000

Non-current:

Trade receivables - CAMMESA	27,494,951	29,653,950
Guarantee deposits	43	53
	27,494,994	29,654,003

Current:

Trade receivables - CAMMESA	13,395,528	16,872,959
Trade receivables - YPF SA and YPF Energía Eléctrica SA	280,855	386,670
Trade receivables - Large users	954,960	488,334
Receivables from associates, shareholders and other related parties	181,769	998
Other receivables	2,268,707	1,393,521
	17,081,819	19,142,482

Allowance for doubtful accounts - Exhibit E	(20,150)	(15,345)
	17,061,669	19,127,137

FONINVEMEM I and II: The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the nine-month periods ended September 30, 2020 and 2019 collections of these receivables amounted to 301,190 and 1,002,622, respectively.

As mentioned in Note 1.2.a) to the issued consolidated financial statements for the year ended December 31, 2019, during the nine-month period ended September 30, 2020 the last installments from the total 120 installments that were established by TMB and TSM agreements, respectively, were collected.

CVO receivables: As described in note 1.2.a) to the issued consolidated financial statements as of December 31, 2019, in 2010 the Company approved a new agreement with the former Energy Secretariat (the “CVO agreement”) and as from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”. CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments.

During the nine-month period ended September 30, 2020 and 2019, collections of CVO receivables amounted to 4,306,447 and 8,695,195, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2019.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

09-30-20	44,556,663	41,044,420	3,050,895	435,892	-	3,731	21,725
12-31-19	48,781,140	45,087,788	3,666,441	5,239	4,400	-	17,272

7.2.         Trade and other payables

	09-30-2020	12-31-2019
	ARS 000	ARS 000
Current:
Trade and other payables	2,293,544	6,802,418
Insurance payable	-	387,482
Payables to associates and other related parties	27,754	24,453
	2,321,298	7,214,353

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2019.

For the terms and conditions of payables to related parties, refer to Note 10.

7.3.         Other loans and borrowings

	09-30-2020	12-31-2019
	ARS 000	ARS 000
Non-current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6 and 7.3.8)	26,019,757	37,162,465
Corporate bonds (Note 7.3.9)	2,579,716	-
Derivative financial liabilities not designated as hedging instrument - Interest rate swap (Note 7.4)	1,216,661	364,658
	29,816,134	37,527,123
Current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6 and 7.3.8)	16,994,049	8,000,094
Corporate bonds (Note 7.3.9)	1,124,718	-
Derivative financial liabilities not designated as hedging instrument - Stock options	80,149	-
Short-term loans - Banco Macro S.A. (Note 7.3.7)	-	1,367,099
Bank and investment accounts overdrafts	57,898	447,579
	18,256,814	9,814,772

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.3.1.
Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue an interest rate equal to LIBOR plus 5.25%, and the rest at LIBOR plus 4% and the loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to these agreements, CP Achiras, CP La Castellana and the Company have undertaken some obligations, which are described in note 10.3.1 to the issued financial statements as at December 31, 2019. As of September 30, 2020, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at September 30, 2020 and 2019, there are trade receivables with specific assignment for the amounts of 1,980,326 and 707,460, respectively.

As of September 30, 2020, and as of December 31, 2019, the balance of these loans amounts to 9,879,191 and 10,240,491, respectively.

7.3.2.
Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project described in Note 11.2.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at September 30, 2020, the Company has complied with that requirement.

During 2019 the disbursements for this loan were fully received for a total amount of USD 55.2 million.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

As at September 30, 2020 and December 31, 2019, the balance of this loan amounts to 3,257,623 and 3,333,518, respectively.

7.3.3.
Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López, as well as to fund future capital expenses and other expenses.

Pursuant to the agreement, this loan accrues an adjustable interest rate based on LIBOR plus a margin and it is amortizable quarterly in 5 equal and consecutive installments as from 18 months from the execution of the loan agreement.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at September 30, 2020, the Company has complied with such obligations.

On June 14, 2019 the loan funds were fully disbursed. As at September 30, 2020 and December 31, 2019, the balance of the loan amounts to 13,614,378 and 13,060,158, respectively.

As mentioned in Note 13, dated September 15, 2020, the BCRA published Communication “A” 7106, which establishes certain restrictions on the access to the foreign exchange market for financial debt repayment, authorizing the payment of up to 40% of installments over USD 1 million expiring between October 15, 2020 and March 31, 2021, establishing the filling of a refinancing plan for the outstanding amounts that shall fulfill certain conditions established in the regulation, such as the repayment having an average life higher than 2 years. This way, the loan installments expiring in December 2020 and in March 2021 are reached by the provisions of such regulation. At the date of issuance of these financial statements, the Company made all the fillings required by the regulation and it is under negotiations with the creditor banks.

7.3.4.
Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% and it is amortizable quarterly in 55 installments as from November 15, 2020.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the commercial operations date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to these agreements, the Company have undertaken some obligations, which are described in Note 10.3.4 to the issued financial statements as at December 31, 2019. As of September 30, 2020, the Group has met such obligations.

On November 22, 2019 the loan funds were fully disbursed. As at September 30, 2020 and December 31, 2019, the balance of the loan amounts to 5,679,030 and 5,443,685, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.3.5.
Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year and it is amortizable quarterly in 25 installments as from May 24, 2020.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

Pursuant to these agreements, the Company have undertaken some obligations, which are described in note

10.3.5 to the issued financial statements as at December 31, 2019. As of September 30, 2020, the Group has met such obligations.

On May 24, 2019 the loan funds were fully disbursed. As at September 30, 2020 and December 31, 2019, the balance of this loan amounts to 866,307 and 908,395, respectively.

7.3.6.
Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% and it is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares and promissory notes have been signed, while guarantee agreements on wind turbines and direct agreements are in process of being issued, under the terms defined by the loan agreement.

Pursuant to these agreements, the Company have undertaken some obligations, which are described in Note 10.3.6 to the issued financial statements as at December 31, 2019. As of September 30, 2020, the Group has met such obligations.

On July 23, 2019, the loan funds were fully disbursed. As of September 30, 2020 and December 31, 2019, the balance of this loan amounts to 2,582,859 and 2,742,820, respectively.

7.3.7.
Banco Macro S.A. short-term loan

On October 25 and 28, the Company entered into a loan agreement with Banco Macro S.A. for an amount of 1,000,000 to be used in the commercial business of the Company.

Under the terms of the agreement, this loan accrues a variable three-month interest rate based on pure BADLAR rate, plus a margin; and it is completely amortized in a year.

On October 28, 2019, the loan funds were fully disbursed. As of December 31, 2019, the balance of this loan amounts to 1,367,099. On June 19, 2020, the balance of this loan was fully paid in advance.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.3.8.
Financial trust corresponding to Thermal Station Brigadier López

As described in Note 19.10 to the issued financial statements for the fiscal year ended December 31, 2019, within the framework of the acquisition of Thermal Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous holder of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrues an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it is monthly amortizable. As of September 30, 2020, 23 installments are to be amortized and the financial debt balance amounts to 7,134,418. As of December 31, 2019, the balance of this loan amounted to 9,433,492.

Under the subscribed trust guarantee agreement, as at September 30, 2020, and December 31, 2019, there are trade receivables with specific assignment for the amounts of 266,086 and 681,899, respectively.

7.3.9.
CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bonds

On July 1, 2020, the Special Shareholders’ Meetings of CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) approved the creation of a Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by the Co-Issuers for the amount of up to USD 100,000,000. Therefore, they approved the commencement of the procedures for both companies to enter into the public offering scheme. Subsequently, exercising sub-delegated powers by the Co-issuers Board of Directors, their management reduced the total amount up to USD 80,000,000. By virtue of such program, the Co-Issuers may issue corporate bonds, of different class and/or series, that may qualify as social, green and sustainable marketable securities under the criteria established by CNV in that regard.

Dated August 26, 2020, under Resolution No. RESFC-2020 - 20767 - APN.DIR#CNVM, the public offering was authorized. Within the framework of the mentioned program, dated September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35.160.000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1.109.925 at a variable interest rate equivalent to BADLAR rate, plus an applicable margin of 0.97% expiring on September 2, 2021.

On June 24, 2020, the Board of Directors of CPSA decided to guarantee unconditionally, through a surety, the co-emission of corporate bonds of its subsidiaries CP Manque S.A.U. and CP Los Olivos S.A.U. (the “Surety”). The Surety is an obligation with a common guarantee, not subordinated and unconditional of the Company. And, it shall have, at all times, the same priority rank regarding the non-guaranteed and unsubordinated obligations, present and future, of the Company. The Surety was instrumented through the signature of the Company in its capacity as co-signer of the permanent global certificates deposited in Caja de Valores S.A., in which the Corporate Bonds Class I and Corporate Bonds Class II of CP Manque S.AU. and CP Los Olivos S.AU. are represented.

7.3.10.
CPSA Program of Corporate Bonds

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.4.         Quantitative and qualitative information on fair values Valuation techniques

The fair value reported in connection with the financial assets is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value of quoted debt securities and mutual funds is based on price quotations at the end of each reporting period.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of September 30, 2020 and December 31, 2019:

		Fair value measurement using:
09-30-2020	Measurement date	Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	09.30.2020	5,249,404	5,249,404	-	-
Public debt securities	09.30.2020	6,075,153	6,075,153	-	-
Stocks and corporate bonds	09.30.2020	239,576	239,576	-	-
Total financial assets measured at fair value		11,564,133	11,564,133	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	09.30.2020	1,216,661	-	1,216,661	-
Stock options	09.30.2020	80,149	80,149	-	-
Total financial liabilities measured at fair value		1,296,810	80,149	1,216,661	-

		Fair value measurement using:
12-31-2019	Measurement date	Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	12.31.2019	5,179,622	5,179,622	-	-
Public debt securities	12.31.2019	4,235,070	4,235,070	-	-
Total financial assets measured at fair value		9,414,692	9,414,692	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	12.31.2019	364,658	-	364,658	-
Total financial liabilities measured at fair value		364,658	-	364,658	-

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2019.

8.
Non-financial assets and liabilities

8.1.
Other non-financial assets

	09-30-2020	12-31-2019
	ARS 000	ARS 000
Non-current:
Tax credits	411,832	681,551
Income tax credits	127,441	155,846
Prepayments to vendors	4,414	5,400
	543,687	842,797
Current:
Upfront payments of inventories purchases	121,940	260,294
Prepayment insurance	65,536	533,550
Tax credits	586,228	353,761
Other	242,992	82,923
	1,016,696	1,230,528

8.2.
Other non-financial liabilities

	09-30-2020	12-31-2019
	ARS 000	ARS 000
Non-current:
VAT payable	4,778,343	5,095,149
Tax on bank account transactions payable	167,199	230,125
	4,945,542	5,325,274

Current:
VAT payable	2,002,246	1,696,557
Turnover tax payable	52,424	71,825
Income tax withholdings payable	39,199	55,876
Concession fees and royalties	31,151	76,899
Tax on bank account transactions payable	167,569	165,810
Others	3,225	53,949
	2,295,814	2,120,916

8.3.
Compensation and employee benefits liabilities

	09-30-2020	12-31-2019
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	306,002	280,383

Current:
Vacation and statutory bonus	384,824	296,461
Contributions payable	76,580	117,235
Bonus accrual	270,378	435,039
Other	6,938	5,708
	738,720	854,443

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

9.
Equity reserves

On April 30, 2020, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 538,610 and to allocate the remaining unappropriated earnings as of December 31, 2019 to increase the voluntary reserve by 11,127,205.

10.
Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties during the corresponding period/year:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	09-30-2020	395	-	51	-
	09-30-2019	214	-	52	-
	12-31-2019	578	-	329	-

Distribuidora de Gas Cuyana S.A.	09-30-2020	-	258,852	-	27,206
	09-30-2019	-	381,464	-	37,606
	12-31-2019	-	530,419	-	23,597

Energía Sudamericana S.A.	09-30-2020	-	-	-	548
	09-30-2019	-	-	-	749
	12-31-2019	-	-	-	670

Related companies:

RMPE Asociados S.A.	09-30-2020	178	401,051	-	-
	09-30-2019	172	286,164	-	-
	12-31-2019	218	439,361	-	-

Coyserv S.A.	09-30-2020	-	2,658	-	-
	09-30-2019	-	35,415	-	-
	12-31-2019	-	37,833	669	183
Total	09-30-2020	573	662,561	51	27,754
	09-30-2019	386	703,043	52	38,355
	12-31-2019	796	1,007,613	998	24,450

Balances and transactions with shareholders

As at September 30, 2020, there is a balance of 181,718 shareholders, corresponding to the personal property tax entered by the Company under the substitute decision maker scheme.

On June 24, 2020, the Board of Directors of the Company authorized the purchase of 30% of the capital stock of the subsidiary CP Renovables S.A. to its minority shareholder, representing 993,993,952 shares, at a value of US Dollars 0.034418 per share, which was completely paid through the transfer of financial assets. Based on the Audit Committee’s report, the Board of the Company determined that such transaction is an arm´s length transaction.

This transaction was accounted for as a transaction with non-controlling interest in accordance with IFRS 10. Consequently, the difference of 1,766,101 between the book value of the non-controlling interest at the transaction date and the fair value of the consideration paid was directly recognized in equity and attributed to holders of the parent.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

This way, CPSA’s direct interest in the subsidiary CP Renovables S.A. amounts to 100% of the capital stock as at September 30, 2020.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the nine-month period ended September 30, 2020 and for the year ended December 31, 2019, the Company has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

11.
Contracts and agreements

11.1.
Renewable Energy Projects

During 2018, the wind farms belonging to CP La Castellana S.A.U. and CP Achiras S.A.U. (CPR subsidiaries) were commissioned, with a capacity of 100.8 MW and 48 MW, respectively.

Likewise, on July 17, 2019 the wind form “La Castellana II” belonging to CPR Energy Solutions S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 14.4 MW, which was extended to 15.2 MW at the date of issuance of these financial statements. Also, on September 14, 2019 the wind farm belonging to the subsidiary Vientos La Genoveva II S.A.U. was commissioned, with a capacity of 41.8 MW. Finally, on December 7, 2019 the wind form belonging to CP Manque S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 38 MW being the total projected capacity of 57 MW; then, on January 23, 2020 the commissioned capacity was extended to 53.2 MW; and finally, on March 3, 2020 the remaining capacity was commissioned completing the total 57 MW.

During February 2020 the wind form belonging to CP Los Olivos S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 22.8 MW.

On September 11, 2020, the partial authorization for the commercial operation of 12 out of 21 wind turbines that form the wind farm La Genoveva, with a maximum 50.4 MW power, was granted. Afterwards, on October 30, 2020, 8 wind turbines were authorized for commercial operation, reaching an 84 MW power. The commercial authorization for the 88.2 WM total capacity of the wind farm is expected to be reached during November 2020. Until then, the income of the wind farm is under Resolution 31.

In 2017 the Group entered into a power purchase agreement with CAMMESA for La Castellana and Achiras wind farms for a 20-year term as from the launch of the commercial operations. Likewise, during 2018 the Group entered into a power purchase agreement with CAMMESA for La Genoveva wind farm for a 20-year term as from the launch of the commercial operations at full capacity (88.2 MW).

Regarding wind farm La Castellana II, the Group entered into supply agreements with Rayen Cura S.A.I.C. for a 7-year term and approximately 35,000 MWh/year volume and with Banco de Galicia y Buenos Aires S.A. for a 10-year term to supply energy demand for approximately 4,700 MWh/year.

Regarding wind farm La Genoveva II, the Group entered into a supply agreement with Aguas y Saneamiento S.A. (AYSA) for a 10-year term from the beginning of operations date of the wind farm and approximately 87.6 GWh/year volume. In addition, another supply agreement was executed with PBB Polisur S.R.L. (Dow Chemical), with a term of 6 years and an estimated volume of 80 GWh/year.

Regarding wind farm Manque, the Group entered into a power purchase agreement with Cervecería y Maltería Quilmes SAICAyG (“Quilmes”) for the wind farm Manque for a 20-year term as from the launch of the commercial operations and for an estimated volume of 230 GWh per year.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Regarding the wind farm Los Olivos, the Group entered into power purchase agreements with S.A. San Miguel A.G.I.C.I. y F., Minera Alumbrera Limited and SCANIA Argentina S.A.U. for a 10-year term as from the launch of commercial operations, to supply them 8.7 GWh/year, 27.4 GWh/year and
20.2 GWh/year, respectively.

11.2.
Awarding of co-generation projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that began when the new co-generation unit at our Luján de Cuyo plant started operations on October 5, 2019.

Also, on December 27, 2017, we entered into a steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

12.
Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

13.
Measures in the Argentine economy

During December 2019, the Central Bank of Argentina (“BCRA”) issued Communication “A” 6854 and “A” 6856 whereby the regulations on Abroad and Exchange Rate issued by BCRA were extended, which included regulations on exports, imports and, especially, the previous BCRA’s authorization to access the foreign Exchange market for the transference of profits and dividends.

Afterwards, the BCRA issued Communication “A” 7030 -in force as from May 29, 2020- setting forth the following measures to be taken into account regarding exchange matters:

a)
Access to the Foreign Exchange Market for the payment of the import of goods and services, profits and dividends, commercial interests, capital interests and interests from financing activities, formation of external assets of legal persons, among others, shall need the previous authorization from BCRA, except if the following can be put on record -in return format-:

i.
That the totality of their holdings are in local financial entities and that they do not have net external assets available (e.g., government securities, shares not listed, demand accounts, etc.).

ii.
That they commit to settle in the Foreign Exchange Market, within 5 working days of their availability, those funds received abroad originated in the collection of loans granted to third parties, the collection of a term deposit or the sale of any kind of asset, provided the asset was acquired, the deposit was made or the loan granted after May 28, 2020.

b)
A previous authorization shall be required to BCRA for the payment of the imports of goods (whether advanced or deferred) until June 30, 2020, taking into account the exceptions numbered in the communication.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

c)
BCRA’s previous consent shall be required -until June 30, 2020- for the access to the Foreign Exchange Market for the settlement of capital services of financial indebtedness with foreign parties when the creditor is a counterpart linked to the debtor.

d)
The restriction to access the Foreign Exchange Market is extended to 90 previous days and 90 subsequent days if the operations of purchase and sale of government securities were settled in foreign currency or through transference abroad, which was set forth by Communication “A” 7001.

Afterwards, BCRA issued Communication “B” 12020 whereby it communicated the standardized procedure to facilitate and speed up the treatment of requests of previous consent to access the Foreign Exchange Market to pay the imports of goods, in accordance with supplementary Communications “A” 7001 and 7030.

On June 25, 2020, BCRA issued Communication “A” 7052 whereby it extended until July 31, 2020 the term described in the foregoing paragraphs b) and) c and established that the following shall be exempted from BCRA’s previous authorization: all deferred or at-sight payments of the imports of goods corresponding to operations shipped as from July 1, 2020 or those that having been shipped before did not arrived to the country before that date.

Through successive communications, being Communication “A” 7151 the last one, the provisions on the foregoing paragraphs b) and c) are still in force, the last extension being until December 31, 2020.

In force as from September 16, 2020, Communication “A” 7106, issued by the BCRA, established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The involved legal entities shall submit before the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market will be accessed in the original terms does not exceed 40% of the capital amount expiring and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. The effects of these regulations for the Company are described in Note 7.3.3.

Finally, through Communication “A” 7138, the BCRA established that as from October 16, 2020, debit operations for a daily amount equal or exceeding USD 50,000 or its equivalent shall be reported in the Advances Informative Regime for Foreign Exchange Operations and that the term stated in the regulation in force shall be fulfilled before accessing the Foreign Exchange Market.

Moreover, on December 23, 2019, Law no. 27541 on “Social Solidarity and Production Reactivation within the Public Emergency framework” was published in the Official Gazette; and on December 28, Decree no. 99/2019 was issued with the regulations for the implementation of such law. The main measures in the law and its regulations affecting the tax regime and the energy market are the following:

Tax obligations

a)
Income tax

Law no. 27430 had established that for the fiscal period commenced as from January 1, 2020, the corporate rate of income statement would be reduced from 30% to 25% and that the additional tax on dividends or profits distributed to human persons of Argentina and abroad would increase from 7% to 13%. Law no. 27541 cancels that rate change and keeps the original 30% and 7%, up to the fiscal periods commencing January 1, 2021 inclusive.

b)
Tax on an inclusive and supportive Argentina (“impuesto PAIS” [Country tax])

With emergency character and for the term of five fiscal periods, a tax with a 30% rate is established on the operations related to the acquisition of foreign currency for saving, purchase of goods and services in foreign

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

currency and international transport of passengers. Such tax extends to all residents of Argentina, whether human persons or business entities. The tax does not have the character of payment on account of any tax.

Energy Market

The Law enables the Executive Branch to keep electricity and natural gas rates under federal jurisdiction and to commence a re-negotiation process for the revision of the integral rate in force or to start an extraordinary revision as from the Law’s entering into force date and for a maximum term of 180 days tending to a reduction in the rate charge on homestead, stores and industries for year 2020. Exercising delegated powers, the Argentine Government announced the cancellation of all electricity and natural gas rate update for the 180 days stated in the Law; this cancellation was subsequently extended for another 180 days through Decree No. 543/2020. In that sense, on February 27, 2020, Resolution no. 31 issued by the Secretariat of Energy was published, which resolution is described in Note 1.1.

It is important to highlight the fact that these measures affect sales on the spot market, but do not affect the agreements signed by the Group with CAMMESA or other companies, which establish the applicable rate table.

14.
COVID-19

On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Hence, several measures have been undertaken by the Argentine government and other governments around the globe; however, the virus continues to spread globally and, as of the date of these financial statements, it has affected more than 150 countries and territories around the world, including Argentina. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development may have a material and adverse effect on the Group’s business operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Additionally, how the disease will evolve in Argentina cannot be predicted, nor what additional restrictions the Argentine government may impose can be anticipated.

In this regard, on March 20, 2020 the Argentine Government issued Decree No. 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine” or “ASPO” -for its acronym in Spanish-, indistinctly) as a public health measure to contain the effects of the COVID-19 outbreak. Such decree established that persons must refrain from going to their workplaces, and may not travel along routes, roads or public spaces. As from the adoption of the Quarantine, the government has extended it in many opportunities and it has ordered the preventive and mandatory social distancing (“DISPO” -for its acronym in Spanish-) in some jurisdictions. At the date of these financial statements, ASPO and DISPO are extended until November 29, 2020.

Moreover, as additional measure to contain the virus in Argentina, international travel was suspended (except for certain specific repatriation flights).

Pursuant to Decree 297/2020, minimum shifts ensuring the operation and maintenance of electric energy generators were exempted from the Quarantine. Although operations personnel were allowed to continue their activities, under certain health and sanitary precautions, the rest of the personnel continued working remotely. Furthermore, on April 7, 2020, pursuant to Administrative Decision 468/2020 issued by the Presidency of the Cabinet of Ministers, the construction of private sector energy infrastructure was included within the activities exempted from the ASPO.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Some of the main identified impacts that this crisis has and may have in the future for the Company are the following:

Operations - Power generation

–
Reduction in the electric energy dispatched. Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector, have not been able to continue operating normally. According to information from CAMMESA, since the Quarantine began the total electric energy demand significantly declined. This reduction is likely to have an impact in the Group´s thermal energy generation, in particular our units with higher heat rate (less efficient).

–
Increased delays in payments and/or risk of uncollectability from the Group’s private clients. Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine may also affect the cash flow of CAMMESA and our private clients and it may increase the delays in their payments and the risk of uncollectability of private clients.

–
Personnel safeguard. Multiple measures to protect the health of all the Group´s operations and maintenance personnel have been taken. Some of those measures include: a) the isolation of the teams that operate the Group’s different units preventing contact between different teams, b) the avoidance of contact between personnel of different shifts, c) the use of extra protection, and additional sanitary measures, d) using virtual meetings, e) identify key personnel in order to have the necessary back up teams should a contingency arise, and keeping all non-essential personnel working remotely f) drafting and publication of health and safety plans and/or protocols both for the plants in operation and works in development. These measures have been effective to protect the Group’s personnel, and at the date of these financial statements, a low contagion level has been registered within the Group’s personnel.

–
Lack of necessary supplies/equipment, or delays in supplies. The Quarantine may also affect the provision of essential supplies. Although the provision of the necessary supplies is also considered an essential activity under the enacted emergency framework and usually a stock of spare parts is kept as backup, the Company cannot assure that the provision of the necessary supplies will not be affected. Furthermore, the measures taken by foreign countries in which some of the Group’s supplies and spare parts are produced, may also affect the Group’s stock of spare parts. Any delay in the provision of essential equipment or supplies may affect the Group’s operations.

Projects under construction/development

The COVID-19 outbreak has had an impact on the projects currently under construction. Therefore, delays in the project completion dates originally planned are expected to be experienced.

Since the issuance of Administrative Decision 468/2020 abovementioned, the project construction activities were resumed. This required the implementation of health safety measures according to the requests established and recommended by health authorities. Regard being had to the foregoing, a procedure and a protocol were drafted, which have to be complied with by the personnel, contractors and subcontractors.

Regarding wind farm La Genoveva, on February 21, 2020, Vestas Argentina S.A. notified the Group that the COVID-19 outbreak affected its manufacturing activities worldwide, causing delays on the supply chain for the delivery of certain Chinese-origin manufacturing components required for the completion of the wind turbines. In its communication, Vestas Argentina S.A. did not specify the specific impact this situation may have on the agreed upon schedule. However, delays on the project’s completion are reasonably expected. The Group sent a notice to CAMMESA reporting the updates received from Vestas Argentina S.A., in accordance with the force majeure clauses of the Supply of Renewable Electrical Energy entered into with CAMMESA described in Note 11.1, in order to avoid potential penalties should the project suffer unexpected and unforeseen delays. On April 7, 2020, CAMMESA acknowledged receipt of that notice and asked for a report on the consequences that the force majeure events have had on the schedule of the project. The construction of the wind farm has

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

been resumed on April 9, 2020. Since then, the Company has sent to CAMMESA several notices informing: on the one hand, the impact this force majeure event had on the project and the measures taken within the COVID-19 protocol abovementioned; and on the other hand, reiterating the request of not receiving sanctions for the evidenced delays, as well as the request to obtain an extension in the commercial operation date of the wind farm. The main events impacting on the project execution schedule are the following: i) delays in the international manufacturing and delivery, ii) delays in the manufacturing and/or supply of local equipment, components and parts, iii) restrictions on the transport of material and components, iv) restrictions on the working methods due to compliance with COVID-19 health protocols that reduce the productivity of processes and tasks, and v) the borders lockdown that prevent foreign specialists from entering to conduct assembly or installation processes and for the start-up. In this regard, on June 10, 2020, the Secretariat of Energy ordered CAMMESSA to temporarily suspend the calculation of the terms set forth for those projects that had not obtained the commercial authorization, among which wind farm La Genoveva is included, for a maximum postponement term of six months from March 12 to September 12, 2020. Therefore, the committed commercial authorization of the wind farm was extended until November 22, 2020.

The Quarantine also affected the construction of the Terminal 6-San Lorenzo thermal plant described in Note 11.2. After the Quarantine was lifted according to Administrative Decision 468/2020, construction was resumed on April 27, 2020. Additionally, as mentioned above, travel restrictions and national borders lockdown imposed by the government, among others, may delay the arrival of necessary personnel for the project, some of which were expected to arrive from countries affected by the outbreak. The Company notified CAMMESA and the Energy Secretariat on the situation and requested: (i) the suspension of agreement terms as from March 20, 2020 and until the situation is normalized, and (ii) the non-application of sanctions for the case in which the Company cannot comply with the committed dates on the Wholesale Demand Agreement entered into with CAMMESA mentioned in Note 11.2, so as to avoid possible sanctions stemming from a delay in the completion of the project due to unforeseen and inevitable reasons. In this sense, on June 10, 2020, the Secretariat of Energy ordered CAMMESSA to temporarily suspend the calculation of the terms set forth for those projects that had not obtained the commercial authorization, among which the cogeneration station Terminal 6 - San Lorenzo is included, for a maximum postponement term of six months from March 12 to September 12, 2020. Therefore, the committed commercial authorization of the wind farm was extended until March 5, 2021. On July 15, 2020, the Company communicated the Secretariat of Energy, with copy to CAMMESA, that the temporary suspension of the terms is not sufficient to comply with the new terms under the Wholesale Demand Agreement since the numerous measures adopted due to COVID-19 generated a strong slowdown in all the activities related to the work of the cogeneration unit Terminal 6 - San Lorenzo. Dated September 10, 2020, the Undersecretariat of Electrical Energy granted a new suspension of the terms for the commercial authorization of the projects between September 12, 2020 and November 25, 2020, being subject to certain requirements to be fulfilled before CAMMESA. The Company has requested, both CAMMESA and the Secretariat of Energy, the extension of the new commercial authorization of the project “Terminal 6 - San Lorenzo” until July 30, 2021.

The effects of the Covid-19 crisis pose challenges to the closing of the combined cycle at the Brigadier López plant and to the development of the El Puesto solar farm, delaying the start of construction of such projects, not only because of the restrictions to the construction mentioned above, but also due to lower energy demand and difficulties to obtain the necessary financing for the projects in the current market situation.

In addition, the Covid-19 crisis may reduce the possibility of new projects that would enable the use of the gas turbines included under "Gas turbines" item within property, plant and equipment.

Access to Capital Markets

Due to the outbreak of COVID-19, access to the capital and financial markets in Argentina and/or in foreign markets may also be substantially reduced. Although cash flow and liquidity of the Group is deemed sufficient to meet the working capital, debt service obligations and capital expenditure requirements, any further deterioration of the current economic situation may result in a deterioration of the Company´s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Natural gas distribution operating segment

Additionally, the Covid-19 pandemic crisis may also affect the natural gas distribution associate’s income (ECOGAS Group). Although such economic activity was exempt from the Quarantine, the economic downturn as a consequence of this measure is expected to reduce the volumes distributed to the clients. Moreover, some measures adopted by the Argentine government to mitigate the effects of the Covid-19 outbreak in the economy are also expected to affect ECOGAS Group financial performance. For example, the government has ruled a 180-day period, starting on March 1, 2020, where the suspension of the natural gas service is not permitted, upon certain circumstances and limited to certain users; that period was subsequently extended until December 31, 2020. This measure is expected to increase the payment delays and/or the uncollectability from such clients.

The Group will continue taking all the available measures to mitigate the effects that the Covid-19 pandemic crisis has or may have on the operations, the projects undergoing and the Group´s financial position.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

  EXHIBIT A

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

	09-30-2020
	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	7,720,369	3,880	113,121	-	7,837,370
Electric power facilities	53,780,974	93,585	1,294,240	-	55,168,799
Wind turbines	12,077,631	-	5,153,093	-	17,230,724
Gas turbines	5,922,727	-	-	-	5,922,727
Construction in progress	27,859,115	7,637,640	(7,083,414)	-	28,413,341
Other	2,988,846	97,822	475,593	(1,548)	3,560,713
Total 09-30-2020	110,349,662	7,832,927	(47,367) (1)	(1,548)	118,133,674

	09-30-2020					12-31-2019
	Depreciation and impairment
	At the beginning	Charges	Impairment	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	1,076,737	293,098	-	1,369,835	6,467,535	6,643,632
Electric power facilities	32,736,765	1,455,942	-	34,192,707	20,976,092	21,044,209
Wind turbines	547,672	551,440	-	1,099,112	16,131,612	11,529,959
Gas turbines	-	-	-	-	5,922,727	5,922,727
Impairment of gas turbines (2)	1,523,283	-	1,347,549	2,870,832	(2,870,832)	(1,523,283)
Impairment of electric power facilities and construction in progress (2)	2,545,976	(49,105)	-	2,496,871	(2,496,871)	(2,545,976)
Construction in progress	-	-	-	-	28,413,341	27,859,115
Other	2,585,438	4,878	-	2,590,316	970,397	403,408
Total 09-30-2020	41,015,871	2,256,253	1,347,549	44,619,673	73,514,001	69,333,791

(1)
Transferred to intangible assets related to transmission lines that were transferred to electric energy transport companies.
(2)
See Note 2.3.8. to the issued financial statements as at December 31, 2019. See Note 2.4.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

  EXHIBIT B

CENTRAL PUERTO S.A.

INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

	09-30-2020
	Cost
	At the beginning	Transfers	At the end
	ARS 000	ARS 000	ARS 000

Concession right	14,870,403	-	14,870,403
Transmission lines and electrical substations for wind farms	2,459,087	47,367	2,506,454
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	7,452,744	-	7,452,744
Total 09-30-2020	24,782,234	47,367(2)	24,829,601

	09-30-2020					12-31-2019
	Amortization and impairment
	At the beginning	%	Charges	At the end	Net book value	Net book value
	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000

Concession right	12,390,399	3,3	465,001	12,855,400	2,015,003	2,480,004
Transmission lines and electrical substations for wind farms	1,390,700	5,0	44,956	1,435,656	1,070,798	1,068,387
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	1,039,916	-	1,337,034	2,376,950	5,075,794	6,412,828
BL contracts impairment (1)	1,316,884	-	(274,561)	1,042,323	(1,042,323)	(1,316,884)
Total 09-30-2020	16,137,899		1,572,430	17,710,329	7,119,272	8,644,335

(1)
See Note 2.3.8. to the issued financial statements as at December 31, 2019.
(2)
Transferred from property, plant and equipment.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

	09-30-2020					12-31-2019
Item	At beginning	Increases	Decreases	Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

ASSETS

Non-current

Inventories	151,203	-	(27,559)(1)	-	123,644	151,203

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	15,345	8,843	(3,042)(1)	(996)	20,150	15,345
Total 09-30-2020	166,548	8,843	(30,601)	(996)	143,794
Total 12-31-2019	180,180	49,589	(63,221) (1)	-		166,548

LIABILITIES

Current

Provisions

Provision for lawsuits and claims	33,576	9,089	(6,013)(1)	(905)	35,747	33,576
Total 09-30-2020	33,576	9,089	(6,013)	(905)	35,747
Total 12-31-2019	1,011,144	6,459	(984,027)(2)	-		33,576

(1)
Income (loss) for exposure to change in purchasing power of currency for the period.
(2)
964,344 relates to the adoption of IFRC 23, as described in Note 2.5 to the issued financial statements as at December 31, 2019. The remaining effect relates to the loss for exposure to change in purchasing power of currency for the period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE NINE-MONTH AND TRHEE-MONTH PERIODS ENDED AS OF SEPTEMBER 30, 2020 AND 2019

	9 months		3 months
	01-01-2020 to 09-30-2020	01-01-2019 to 09-30-2019	04-01-2020 to 09-30-2020	04-01-2019 to 09-30-2019
	ARS 000	ARS 000	ARS 000	ARS 000

Inventories at beginning of each period	980,467	556,050	1,119,506	657,360

Purchases and operating expenses for each period:

–Purchases	2,301,070	8,386,036	829,469	1,686,926
–Operating expenses (Exhibit H)	8,948,060	7,300,968	2,874,604	2,678,285
	11,249,130	15,687,004	3,704,073	4,365,211

Inventories at the end of each period	(1,206,715)	(657,203)	(1,206,715)	(657,203)
Total sales costs	11,022,882	15,585,851	3,616,864	4,365,368

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

	vsd09-30-2020				sd12-31-2019
Account	Currency and amount (in thousands)		Effective exchange rate (1)	Book value	Currency and amount (in thousands)		Book value
				ARS 000			ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD	360,918	76.1800(2)	27,494,710	USD	404,860	29,653,951
				27,494,710			29,653,951
CURRENT ASSETS

Cash and cash equivalents	USD	7,159	75.9800	543,941	USD	29,834	2,177,709
	EUR	2	88.9700	178	EUR	1	82
Other financial assets	USD	33,447	75.9800	2,541,304	USD	97,220	7,096,476
Trade and other receivables	USD	68,025	76.1800(2)	5,182,109	USD	79,002	5,786,500
	USD	13,301	75.9800	1,010,610	USD	8,837	645,051
				9,278,142			15,705,818
				36,772,852			45,359,769

NON-CURRENT LIABILITIES

Other loans and borrowings	USD	405,098	76.1800	30,860,366	USD	532,441	38,995,341
				30,860,366			38,995,341

CURRENT LIABILITIES

Other loans and borrowings	USD	228,965	76.1800	17,442,554	USD	110,804	8,115,153
Trade and other payables	USD	23,101	76.1800	1,759,834	USD	22,537	1,650,583
	EUR	375	89.3896	33,521	EUR	291	23,923
				19,235,909			9,789,659
				50,096,275			48,785,000

USD: US dollar.
EUR: Euro.

(1)
At the exchange rate prevailing as of September 30, 2020 as per the Argentine National Bank.

(2)
At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of September 30, 2020 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H
1 of 2

CENTRAL PUERTO S.A.

  INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

	9 months
	01-01-2020 to 09-30-2020			01-01-2019 to 09-30-2019
Accounts	Operating expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	1,903,144	702,657	2,605,801	2,138,931	717,263	2,856,194
Other long-term employee benefits	75,738	13,327	89,065	39,833	6,746	46,579
Depreciation of property, plant and equipment	2,256,253	-	2,256,253	1,784,006	-	1,784,006
Amortization of intangible assets	1,572,430	-	1,572,430	510,907	-	510,907
Purchase of energy and power	138,073	-	138,073	96,152	-	96,152
Fees and compensation for services	653,493	535,437	1,188,930	519,239	529,696	1,048,935
Maintenance expenses	1,154,660	98,173	1,252,833	1,161,876	161,091	1,322,967
Consumption of materials and spare parts	339,125	-	339,125	383,009	-	383,009
Insurance	490,046	16,942	506,988	265,725	4,388	270,113
Levies and royalties	323,756	-	323,756	338,304	-	338,304
Taxes and assessments	32,971	232,195	265,166	27,290	149,828	177,118
Tax on bank account transactions	4,588	274,220	278,808	4,544	584,638	589,182
Others	3,783	26,647	30,430	31,152	41,947	73,099
Total	8,948,060	1,899,598	10,847,658	7,300,968	2,195,597	9,496,565

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H
2 of 2

CENTRAL PUERTO S.A.

  INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

	3 months
	07-01-2020 to 09-30-2020			07-01-2019 to 09-30-2019
Accounts	Operating expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	566,910	246,691	813,601	626,493	252,169	878,662
Other long-term employee benefits	23,743	4,178	27,921	11,998	2,029	14,027
Depreciation of property, plant and equipment	673,695	-	673,695	790,000	-	790,000
Amortization of intangible assets	524,146	-	524,146	170,332	-	170,332
Purchase of energy and power	62,521	-	62,521	9,749	-	9,749
Fees and compensation for services	158,761	166,422	325,183	175,484	221,315	396,799
Maintenance expenses	447,095	2,370	449,465	465,180	53,091	518,271
Consumption of materials and spare parts	123,636	-	123,636	187,337	-	187,337
Insurance	156,934	5,971	162,905	83,255	100	83,355
Levies and royalties	123,608	-	123,608	143,375	-	143,375
Taxes and assessments	11,392	85,868	97,260	9,964	44,127	54,091
Tax on bank account transactions	1,568	87,212	88,780	1,422	228,120	229,542
Others	595	1,402	1,997	3,696	7,174	10,870
Total	2,874,604	600,114	3,474,718	2,678,285	808,125	3,486,410

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF INCOME AND COMPREHENSIVE INCOME
for the nine-month period ended September 30, 2020

	9 months		3 months
	Unaudited		Unaudited
	01-01-2020 to 09-30-2020	01-01-2019 to 09-30-2019	07-01-2020 to 09-30-2020	07-01-2019 to 09-30-2019
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	20,806,269	27,101,631	7,258,990	9,439,863
Cost of sales	(9,560,683)	(14,689,943)	(3,107,150)	(4,082,429)
Gross income	11,245,586	12,411,688	4,151,840	5,357,434

Administrative and selling expenses	(1,671,182)	(1,966,912)	(532,892)	(712,216)
Other operating income	9,134,391	20,203,305	1,599,099	14,197,203
Other operating expenses	(350,146)	(149,617)	(28,815)	(63,306)
Impairment of property, plant and equipment	(1,347,549)	(841,138)	-	(841,138)
Operating income	17,011,100	29,657,326	5,189,232	17,937,977

Loss on net monetary position	(2,876,328)	(6,724,019)	(1,005,215)	(546,002)
Finance income	2,395,714	2,574,061	770,309	1,012,726
Finance expenses	(7,937,490)	(9,619,099)	(2,484,155)	(8,206,677)
Share of the profit of associates and subsidiaries	(30,048)	(1,116,063)	726,558	(2,360,335)
Income before income tax	8,562,948	14,772,206	3,196,729	7,837,689

Income tax for the period	(2,870,394)	(5,178,429)	(924,635)	(2,145,025)
Net income for the period	5,692,554	9,593,777	2,272,094	5,692,664
Total comprehensive income for the period	5,692,554	9,593,777	2,272,094	5,692,664

–Basic and diluted earnings per share (ARS)	3.78	6.37	1.51	3.78

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION
as at September 30, 2020

		09-30-2020	12-31-2019
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment		48,303,917	47,222,048
Intangible assets		6,048,479	7,575,953
Investment in associates		4,158,821	4,219,543
Investment in subsidiaries	Exhibit C	8,031,080	5,652,072
Trade and other receivables		27,494,994	29,654,003
Other non-financial assets		131,809	161,188
Other financial assets		-	3,731,365
Inventories		173,944	176,303
		94,343,044	98,392,475
Current assets
Inventories		1,022,137	795,872
Other non-financial assets		333,409	828,212
Trade and other receivables		13,332,443	17,312,073
Other financial assets		9,202,290	4,528,798
Cash and cash equivalents		55,974	1,259,476
		23,946,253	24,724,431
Total assets		118,289,297	123,116,906

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		22,859,107	22,859,107
Legal reserve		3,447,539	2,908,929
Voluntary reserve		43,547,209	32,420,004
Other equity accounts		(1,766,101)	-
Retained earnings		5,692,554	11,665,815
Total equity		75,294,330	71,367,877

Non-current liabilities
Other non-financial liabilities		4,945,542	5,325,274
Other loans and borrowings		9,051,331	19,378,900
Compensation and employee benefits liabilities		293,231	280,383
Deferred income tax liabilities		6,923,373	7,220,047
		21,213,477	32,204,604
Current liabilities
Trade and other payables		2,170,582	6,532,387
Other non-financial liabilities		2,149,555	1,964,282
Other loans and borrowings		15,005,323	8,263,045
Compensation and employee benefits liabilities		663,121	774,108
Income tax payable		1,757,162	1,977,027
Provisions		35,747	33,576
		21,781,490	19,544,425
Total liabilities		42,994,967	51,749,029
Total equity and liabilities		118,289,297	123,116,906

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF CASH FLOWS
for the nine-month period ended September 30, 2020

	09-30-2020	09-30-2019
	Unaudited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax	8,562,948	14,772,206

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	1,488,826	1,406,557
Amortization of intangible assets	1,527,473	841,138
Impairment of property, plant and equipment	1,347,549	465,002
Interest earned from customers	(2,178,969)	(7,930,341)
Trade and tax interests lost	334,112	-
Finance income	(2,395,714)	(2,574,061)
Finance expenses	7,937,490	9,619,099
Share of the profit of associates and subsidiaries	30,048	1,116,063
Movements in provisions and long-term employee benefit plan expense	91,185	180,751
Foreign exchange difference for trade receivables	(6,927,918)	(12,700,150)
Loss on net monetary position	(3,864,559)	(6,914,866)

Working capital adjustments:
Decrease in trade and other receivables	11,592,871	16,701,402
(Increase) Decrease in other non-financial assets and inventories	300,276	(15,200)
(Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(6,447,343)	(942,985)
	11,398,275	14,024,615

Interest received	2,018,925	5,256,613
Income tax paid	(3,103,871)	(10,781,614)
Net cash flows provided by operating activities	10,313,329	8,499,614

Investing activities
Purchase of property, plant and equipment	(4,066,072)	(9,688,477)
Acquisition of Thermal Station Brigadier López	-	(10,353,531)
Loans collected (granted) to subsidiaries, net	2,502,994	(113,525)
Interests collected from granted loans	41,542	63,272
Dividends received	249,558	530,814
(Acquisition) Sale of other financial assets, net	(5,230,685)	(2,097,429)
Capital contributions to subsidiaries	(1,833,906)	(1,491,525)
Net cash flows used in investing activities	(8,336,569)	(23,150,401)

Financing activities
Long-term loans received	-	15,812,277
Bank and investment accounts overdrafts received (paid), net	(1,684,530)	508,308
Long-term loans paid	(273,886)	-
Interest and other financial costs paid	(1,260,520)	(1,538,974)
Net cash flows (used in) provided by financing activities	(3,218,936)	14,781,611

(Decrease) Increase in cash and cash equivalents	(1,242,176)	130,824
Exchange difference and other financial results	101,909	368,891
Monetary results effect on cash and cash equivalents	(63,235)	247,498
Cash and cash equivalents as of January 1	1,259,476	298,463
Cash and cash equivalents as of September 30	55,974	1,045,676

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

1.
Basis of presentation of the separate financial statements

1.1.
Summary of the applied accounting policies

The Company presents its separate financial statements according to CNV Regulations, which approved General Regulation No. 622. This regulation establishes that entities issuing shares and/or corporate bonds, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (as amended) of FACPCE, which states the adoption of IFRS as issued by IASB, while other entities will have the option to use IFRS or IFRS for SME in lieu of NCPA (Argentine Professional Accounting Standards).

1.2.
Basis for presentation

These separate condensed financial statements for the nine-month period ended September 30, 2020 were prepared by applying the financial information framework established by CNV as mentioned in note 1.1.

When preparing these separate interim condensed financial statements, the Company applied the presentation bases, accounting policies, and relevant accounting judgments, estimate and assumptions described in the attached condensed consolidated financial statements for the nine-month period ended September 30, 2020.

These separate interim condensed financial statements are presented in Argentine pesos, and all values have rounded to the nearest thousand (ARS 000), unless otherwise stated.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT C

CENTRAL PUERTO S.A.

INVESTMENT IN SUBSIDIARIES

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

	09-30-2020								12-31-2019
Name and characteristics of securities and issuers	Class	Face value	Number	Cost value	Listed price	Value obtained by the equity method	Share of profit of subsidiaries	Book value	Book value

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Unlisted	116,164	60,434	116,164	129,415
CP Renovables S.A.	1 vote	1	5,016,199,569	6,413,574	Unlisted	5,293,268	495,236	4,825,503	1,688,038
Central Aime Paine S.A.	1 vote	1	97,000	97	Unlisted	97	-	97	119
Proener S.A.U.	1 vote	1	282,557	1	Unlisted	23,499	(11,623)	16,835	72,772
Vientos La Genoveva S.A.U.	1 vote	1	1,615,451,861	1,615,452	Unlisted	1,542,823	(855,902)	1,873,791	2,729,693
Vientos La Genoveva II S.A.U.	1 vote	1	498,293,542	498,294	Unlisted	966,020	214,822	1,198,690	1,032,035
							(97,033)	8,031,080	5,652,072

	Latest available financial information
Name and characteristics of securities and issuers	Date	Capital stock	(Loss) Income	Equity	Direct and indirect equity interest %

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	09/30/2020	500	118,775	206,734	56.19%
CP Renovables S.A.	09/30/2020	5,312,977	484,455	5,293,268	100.00%
Central Aime Paine S.A.	09/30/2020	100	-	100	97.00%
Proener S.A.U.	09/30/2020	283	(11,623)	23,499	100.00%
Vientos La Genoveva S.A.U.	09/30/2020	1,615,452	(855,902)	1,542,823	100.00%
Vientos La Genoveva II S.A.U.	09/30/2020	498,294	224,047	966,020	100.00%

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the board of directors of
CENTRAL PUERTO S.A.:

I.
Report on financial statements Introduction

1.      We have reviewed the accompanying interim condensed consolidated financial statements of Central Puerto S.A. (“the Company”) and its subsidiaries, which comprise the statement of financial position as of September 30, 2020, the statements of income and comprehensive income for the three and nine-month periods then ended, the statements of changes in equity and cash flows for the nine-month period then ended, and selected explanatory notes.

Responsibility of the Board of Directors on financial statements

2.      The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.      Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4.      Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires, November 11, 2020.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. T° 1 – F° 13 GERMÁN E. CANTALUPI Partner Certified Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 248 – F° 60

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED SEPARATE FINANCIAL STATEMENTS

To the board of directors of
CENTRAL PUERTO S.A.:

I.
Report on financial statements Introduction

1.      We have reviewed the accompanying interim condensed separate financial statements of Central Puerto S.A. (“the Company”), which comprise the statement of financial position as of September 30, 2020, the statements of income and comprehensive income for the three and ninemonth periods then ended, and cash flows for the nine-month period then ended, and selected explanatory notes..

Responsibility of the Board of Directors on financial statements

2.      The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.      Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4.      Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires, November 11, 2020.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. T° 1 – F° 13 GERMÁN E. CANTALUPI Partner Certified Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 248 – F° 60